UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-40952

Babylon Holdings Limited

1 Knightsbridge Green

London, SW1X 7QA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Capital Markets Day

Babylon Holdings Limited (the “Company”, “Babylon” or “our”) will host a Capital Markets Day on May 23rd, 2022 for institutional investors and analysts at Soho House New York. We will cover a number of topics including an update on our latest product and technologies. The event will be hosted by Babylon’s CEO, Dr. Ali Parsa, CFO Charlie Steel and other members of the senior executive team. A webcast of the event will be available on the “Events” page of the Investors section of the Company’s website at https://ir.babylonhealth.com. A replay of the event will be available via webcast for on-demand listening shortly after the completion of the event, at the same web link, and will remain available for approximately 90 days.

A copy of the presentation slides, which will be discussed at the Capital Markets Day event, is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Capital Markets Day Presentation Slides

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: May 23, 2022	/s/ Charlie Steel
Charlie Steel
Chief Financial Officer